K&L GATES LLP 70 W. MADISON ST. SUITE 3100 CHICAGO, IL 60602 T +1 312 372 1121 F +1 312 827 8000 klgates.com

David P. Glatz

D 312.807.4295

F 312.827.8065

david.glatz@klgates.com

October 9, 2015

Patrick Scott

Senior Counsel

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Scott:

This letter responds to the comments contained in the letter dated September 17, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Short Duration Credit Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement (“Amendment No. 1”), which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed. References to page numbers in the responses below are to page numbers in Amendment No. 1.

PROSPECTUS

1. Comment: On the Cover Page, in the Investment Strategies paragraph, after, “below investment grade adjustable corporate debt instruments,” state parenthetically or otherwise, “commonly referred to as junk bonds”. Although the term “junk” is used later, the term should also be highlighted the first time in which the prospectus refers to such bonds.

Response: The Investment Strategies paragraph on the Cover Page of Amendment No. 1 has been revised as follows:

“Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 70% of its Managed Assets (as defined on page 7) in adjustable rate corporate debt instruments. The Fund’s portfolio will be invested primarily in below investment grade adjustable rate corporate debt instruments (commonly referred to as junk bonds), including senior secured loans, second lien loans, and other adjustable rate corporate debt instruments. The Fund cannot assure you that it will achieve its investment objective.”

2. Comment: In the first paragraph, you indicate that terms not defined in the prospectus shall have the meanings given to such terms in the Statement. Consider simply defining such terms in the prospectus.

Response: The statement in the first paragraph on page 1 of Amendment No. 1 that terms not defined in the prospectus shall have the meanings given to such terms in the Statement has been deleted, and any such terms are now defined in the prospectus.

3. Comment: Please identify the principal trading market for the Fund’s securities or, if none, so state.

Response: There is no principal trading market for the Fund’s Term Preferred Shares offered pursuant to the Registration Statement. A statement of this fact is included in Amendment No. 1 on the cover page of the prospectus and on page 11 of Amendment No. 1 in “Prospectus Summary—Unlisted Shares,” and appears as follows:

“The Term Preferred Shares are not listed or traded on any securities exchange.”

4. Comment: In the paragraph captioned “The Offering,” please delete the reference to Common Shares or explain the reason for its inclusion.

Response: The reference to Common Shares in the paragraph captioned “The Offering” on page 1 of Amendment No. 1 has been deleted in Amendment No.1.

5. Comment: In the paragraph captioned “Priority of Payment,” please state the asset coverage requirements under the Credit Agreement or cross-reference where this disclosure can be found.

Response: The paragraph captioned “Priority of Payment” has been revised as follows on page 1 of Amendment No. 1:

“The Fund has entered into a credit agreement with State Street Bank and Trust Company (the “Credit Agreement”), and has an outstanding balance. See “Use of Leverage.” The rights of lenders, such as State Street Bank and Trust Company, and any other creditors to receive payments of interest on and repayments of principal of any borrowings are senior to the rights of holders of Term Preferred Shares and Common Shares (each, a “Shareholder”), with respect to the payment of dividends and other distributions, and upon liquidation.

Under the Credit Agreement, t~~T~~he Fund may not be permitted to declare dividends and other distributions with respect to the Term Preferred Shares and Common Shares or redeem Term Preferred Shares unless at such time, the Fund meets certain asset coverage requirements and no event of default or other circumstance exists under the Credit Agreement that would limit or otherwise block the declaration~~payment~~ of dividends or other distributions or payments in redemption. In particular, the Fund may not declare a dividend on the Term Preferred Shares, or make a redemption payment in such shares, in the event that Asset Coverage (as defined below) is less than 225%. Additionally, under the Credit Agreement, the Fund cannot (i) permit the aggregate amount of total liabilities that are senior securities representing indebtedness to exceed 33 1/3% of the Fund’s adjusted net assets immediately after giving effect to any Borrowings (as defined below), (ii) at any time permit the aggregate amount of total liabilities that are senior securities representing indebtedness to exceed 38% of the Fund’s adjusted net assets, (iii) at any time that Borrowings are outstanding under the Credit Agreement, fail to have Asset Coverage of at least 225%, or (iv) at any time that Borrowings are outstanding under the Credit Agreement, permit the Preferred Adjusted Asset Coverage (as defined below) to be less than 200%. As used herein, “Preferred Adjusted Asset Coverage” means [Asset Coverage, excluding the liquidation preference of any preferred share for which an irrevocable deposit sufficient to pay the full redemption price for such preferred shares has been made]. If the Fund defaults on these obligations under the Credit Agreement, the Fund is required to immediately prepay the principal amount of any Borrowings under the Credit Agreement (together with accrued interest thereon) and take other action to immediately cure such default. If any Borrowings under the Credit Agreement are outstanding and the Fund fails to have Asset Coverage of at least 225% as of the close of business on any Business Day on which Asset Coverage is required to be calculated, the Fund must, no later than the close of business on the twentieth Business Day (as defined below) following such event, prepay any Borrowings such that the Fund regains Asset Coverage of at least 225%. No Borrowings under the Credit Agreement may be used to make an irrevocable deposit to pay the redemption price for any preferred shares.

Term Preferred Shares will be senior securities that constitute stock of the Fund and are senior, with priority in all respects, to the Fund’s Common Shares as to payments of dividends and as to distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund. The Fund may not issue additional classes of shares that are senior to the Term Preferred Shares as to payments of dividends and as to distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund.”

6. Comment: Consider clarifying the definition of “Business Day” on page 3, to account for a day when the New York Stock Exchange might close early, or a day on which trading might be halted by regulatory actions(s).

Response: We believe the current definition of “Business Day” is a standard definition of such term as commonly used within the financial services industry. Further, the definition of Business Day included in the Registration Statement (which is the same definition used in the Fund’s Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares) takes into account a day when the New York Stock Exchange might close early or a day on which trading might be halted by regulatory action as the definition includes any day (a) other than a day on which commercial banks in The City of New York, New York are required or authorized by law or executive order to close and (b) on which the NYSE is not closed.

7. Comment: On Page 4, please make any necessary changes to the language in the paragraph on Federal and State Income Taxes that remains bracketed.

Response: At the closing of the offering, the Fund will receive an opinion from its tax counsel that for federal income tax purposes, the Term Preferred Shares will be treated as equity in the Fund. Accordingly, the brackets around the language on page 5 of Amendment No. 1 in the paragraph on Federal and State Income Taxes, have been removed.

8. Comment: Numerous portions of the prospectus discuss the use of derivatives, including swaps. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of those specific derivatives are disclosed in the section captioned, “Derivatives Risks, including the Risks of Swaps.” If such risks are not disclosed in that section, please revise.

Response: Amendment No. 1 lists all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. The risks of those specific derivatives are summarized in “Prospectus Summary—Special Risk Considerations—Security Level Risks—Derivatives Risk, Including the Risk of Swaps” on page 21 of Amendment No. 1 and fully disclosed in the prospectus in “Risk Factors—Security Level Risks—Derivatives Risk, Including the Risk of Swaps” on page 65 of Amendment No. 1 and in the statement of additional information in “Hedging Strategies and Other Uses of Derivatives” on page 20 of Amendment No. 1 and Appendix C to the statement of additional information “Derivative Strategies and Risks.”

9. Comment: The time period by which the Fund expects to invest the proceeds from the offering is missing. If the Fund expects the investment period to exceed three months, the reason for the expected delay should be stated. See Guide 1 to Form N-2.

Response: Page 26 of Amendment No. 1 now states that the Fund currently anticipates that it will be able to invest substantially all of the net proceeds in securities that meet the Fund’s investment objectives and policies within approximately two weeks after completion of the offering.

10. Comment: In the “Description of Term Preferred Shares” on page 25, please delete the statement that the description is qualified in its entirety by reference to the Fund’s Declaration of Trust and the Statement. The description of such terms in the prospectus must be accurate and not qualified by reference to other documents.

Response: The statement that the description of the terms of the Term Preferred Shares is qualified in its entirety by reference to the Fund’s Declaration of Trust and the Statement in the “Description of Term Preferred Shares” on page 26 has been deleted in Amendment No. 1.

11. Comment: The “Repurchase of Fund Shares” section states that in the event the Fund converts to an open-end fund, the Term Preferred Shares would no longer be traded on an exchange. The cover page states that the Term Preferred Shares are not traded on an exchange. Please reconcile this disclosure. Depending on the response, we may have additional comments.

Response: The “Repurchase of Fund Shares” section of Amendment No. 1 has been revised as follows:

“If the Fund converted to an open-end investment company, it would be required to redeem all preferred shares, including Term Preferred Shares, then outstanding (requiring in turn that it liquidate a portion of its investment portfolio), and the Common Shares ~~and Term Preferred Shares~~ would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less any redemption charge that is in effect at the time of redemption. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.”

12. Comment: In paragraph 3 of the “Repurchase of Fund Shares” section, you state that “[s]ubject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer.” In this regard, please include all disclosure required by Guide 2, in particular paragraph 4.

Response: The Fund is not currently contemplating any borrowing to finance the repurchase of shares or to make a tender offer. Paragraph 3 of the “Repurchase of Fund Shares” section has been revised accordingly. As such, we do not believe the disclosure required by Guide 2 is required.

13. Comment: Please add all required disclosure specified by Guide 7 with respect to leverage and senior securities in the section entitled “Risks of Investing in Term Preferred Shares.” In particular, we note that the disclosure does not discuss all the risks specified by Guide 7 or the effect on each class of the Fund’s securities if the rating on the Term Preferred Shares is lowered. Also, the effect on common stock holders of the issuance of senior securities should be described. If this disclosure is elsewhere in the prospectus, consider consolidating all the appropriate disclosure in this section.

Response: The required disclosure associated with the Fund’s use of a leveraged capital structure pursuant to Item 8.3 of Form N-2 as described in Guide 6 to Form N-2 has been included on page 53 of Amendment No. 1.

The second paragraph of Guide 6 to Form N-2 requires a cross-reference to the discussion of the risks associated with creating a leveraged capital structure by issuing senior securities. We have added the required cross-reference to the cover as follows:

“Leverage. The Fund utilizes structural leverage obtained through borrowings. The issuance of the Term Preferred Shares will increase the Fund’s structural leverage. In addition to structural leverage, the Fund employs financial leverage to seek to enhance its potential current income and capital appreciation over time. The Fund may utilize derivatives such as credit default swaps, interest rate swaps and total return swaps that have the economic effect of financial leverage by creating additional investment exposure. See “The Fund’s Investments.” There is no assurance that the Fund’s leveraging strategy will be successful. Leverage involves special risks. See “Risk Factors—Fund Level Risks—Leverage Risk.””

The enumerated risk factors outlined in the third paragraph of Guide 6 to Form N-2 are provided below with either the (i) cross-reference to where they can be found in the N-2 or (ii) the language that was added to address the risk:

(1) [T]hat leveraging exaggerates any increase or decrease in the value of the registrant’s portfolio.

This risk factor can be found on page 14 and on page 58 of Amendment No. 1 under “Leverage Risk.” The disclosure has been revised as follows:

“[t]he use of leverage created through Borrowings and issuing preferred shares, such as the Term Preferred Shares, creates an opportunity for increased net income and returns, but also creates special risks for Shareholders, including potential interest rate risks and the likelihood of greater volatility of NAV and market price of, and distributions on, the Shares. Issuance of Term Preferred Shares will increase the Fund’s leverage. There is no assurance that the Fund’s leveraging strategy will be successful. Changes in the value of the Fund’s portfolio, including risk of loss and costs attributable to Borrowings or preferred shares, such as the Term Preferred Shares, will be borne entirely by holders of Common Shares. The Fund’s use of leverage can result in a greater decrease in NAV in declining markets. The Fund’s use of leverage similarly can magnify the impact of changing market conditions on market prices for the Fund’s Common Shares.”

Note, that ‘Shareholders’ are defined in the prospectus as holders of Term Preferred Shares and Common Shares collectively.

(2) [T]hat the costs of borrowing may exceed the income from the portfolio securities purchased with the borrowed money.

The disclosure on page 15 and page 58 of Amendment No. 1 under “Leverage Risk” has been revised as follows:

“[s]o long as the rate of distributions received from the Fund’s portfolio investments purchased with Borrowings, net of applicable Fund expenses, exceeds the then current interest rate on any Borrowings, the investment of the proceeds of Borrowings will generate more cash flow than will be needed to make interest payments. If so, the excess cash flow will be available to pay higher distributions to holders of Term Preferred Shares and Common Shares. However, if the rate of cash flow received from the Fund’s portfolio investments purchased with Borrowings, net of applicable Fund expenses, is less than the then current interest rate on any Borrowings, the Fund may be required to utilize other Fund assets to make interest payments on Borrowings and this may result in reduced net investment income available for distribution to holders of Term Preferred Shares and Common Shares.”

(3) [T]hat a decline in net asset value results if the investment performance of the additional securities purchased fails to cover their cost to the registrant (including any interest paid on the money borrowed or dividend requirements of preferred stock) to the registrant.

This risk factor is also addressed in the edit to item (2) above.

(4) [T]hat a decline in net asset value could affect the ability of the registrant to make common stock dividend payments.

This risk factor is also addressed in the edit to item (1) above.

(5) [T]hat a failure to pay dividends or distributions could result in the registrant ceasing to qualify as a regulated investment company under the Internal Revenue Code.

The disclosure on page 13 and page 56 of Amendment No. 1 under ‘Tax Risk’ has been revised as follows:

“[t]o qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, among other things, the Fund must derive in each taxable year at least 90% of its gross income from certain prescribed sources. Additionally, in order to qualify for treatment as a regulated investment company, the Fund must meet certain distribution requirements. The failure to pay distributions could result in the Fund ceasing to qualify as a regulated investment company. Nevertheless, the Fund might not distribute all of its net investment income, and the Fund is not required to distribute any portion of its net capital gain. If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits. The value of Term Preferred Shares may be adversely affected by changes in tax rates and policies.”

(6) [T]hat if the asset coverage for preferred stock or debt securities declines to less than 200 percent or 300 percent, respectively (as a result of market fluctuations or otherwise), the registrant may be required to sell a portion of its investments when it may be disadvantageous to do so.

This risk is sufficiently addressed on page 4 and page 30 under “Asset Coverage and Corrective Action.” Nevertheless, the disclosure on page 5 and page 30 of Amendment No. 1 has been revised as follows:

“[i]f the Fund fails to have Asset Coverage (as defined under “Asset Coverage” below) of at least 225% as of the close of business on any Business Day on which such Asset Coverage is required to be calculated and such failure is not cured as of the close of business on the date that is 30 calendar days following such Business Day (the “Asset Coverage Cure Date”), the Fund will, to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) and Massachusetts law [and pursuant to the terms and conditions of any credit agreement, loan agreement, credit facility or other agreement representing borrowings of the Fund that is in effect at such time,] by the close of business on the Business Day next following such Asset Coverage Cure Date, determine (i) the Corrective Action (as defined below)…. As used herein, “Corrective Action” means, for the purpose of allowing the Fund to comply with the Asset Coverage requirements, (a) the irrevocable deposit with the Redemption and Paying Agent (as defined below) of certain securities described in the Statement to fund the redemption of Term Preferred Shares; (b) the repayment of indebtedness of the Fund; (c) corrective trades involving Fund assets; or (d) any combination of the actions described in clauses (a) through (c) above.”

In addition to the enumerated risk factors outlined in Guide 6 of Form N-2, the second portion of your comment that states, in pertinent part, “…we note that the disclosure does not discuss…the effect on each class of the Fund’s securities if the rating on the Term Preferred shares is lowered” is addressed on page 12 and page 56 of Amendment No. 1. The applicable language on those pages under “Ratings Risk” provides:

“[t]here can be no assurance that the Term Preferred Shares will receive any particular rating from a Rating Agency, or that any such ratings will be maintained at the level originally assigned through the term of the Term Preferred Shares. In the event that one or more Rating Agency does not issue a rating on the Term Preferred Shares at all or at the minimum level required, the issuance and sale of Term Preferred Shares in this offering may not be completed. Ratings do not eliminate or mitigate the risks of investing in Term Preferred Shares. A rating issued by a Rating Agency is only the opinion of the entity issuing the rating at that time, and is not a guarantee as to quality, or an assurance of the future performance, of the rated security (in this case, Term Preferred Shares). In addition, the manner in which the Rating Agency obtains and processes information about a particular security may affect the Rating Agency’s ability to timely react to changes in an issuer’s circumstances (in this case, the Fund) that could influence a particular rating. A Rating Agency could downgrade Term Preferred Shares, which may make Term Preferred Shares less liquid in the secondary market and reduce market prices.”

Additionally, the effect on common stock holders due to the issuance of senior securities is described on the cover, and again on page 2 of Amendment No. 1 as follows:

“[t]erm Preferred Shares will be senior securities that represent stock of the Fund and are senior, with priority in all respects, to the Fund’s common shares as to payments of dividends and as to distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund”

and further on page 14 and of Amendment No. 1 under “Leverage Risk,” which is shown with additional language included, as follows:

“[t]here is no assurance that the Fund’s leveraging strategy will be successful. ~~The risk of loss attributable to the Fund’s use of leverage is borne by Shareholders.~~ Changes in the value of the Fund’s portfolio, including risk of loss and costs attributable to Borrowings or preferred shares, such as the Term Preferred Shares, will be borne entirely by the holders of Common Shares. The Fund’s use of leverage can result in a greater decrease in NAV in declining markets. The Fund’s use of leverage similarly can magnify the impact of changing market conditions on market prices for the Fund’s Common Shares.”

14. Comment: We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Response: All material portions of the Registration Statement that are currently omitted will be provided by amendment. We understand that the staff of the SEC may have additional comments.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures
Copies (w/encl.) to	G. Zimmerman
E. Fess